MEMORANDUM
TO:	Tony Burak U. S. Securities and Exchange Commission
FROM:	Daniel W. Koors Senior Vice President, Chief Financial Officer & Treasurer Karen J. Buiter Assistant Vice President
CC:	Susan Rhee Assistant Vice President & Associate General Counsel
DATE:	August 20, 2009
SUBJECT:	Response to Comments to Form N-CSR for JNL Series Trust (the “Trust”) File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (“Commission” and “Commission Staff”, as appropriate) comments received telephonically on July 28, 2009, to the Form N-CSR filed on March 10, 2009.

The comments, as we understood them, are repeated below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

Prospectus

1.         The Manager’s Discussion of Fund Performance (“MDFP”) for JNL/JPMorgan MidCap Growth Fund and JNL/JPMorgan U.S. Government & Quality Bond Fund had a change in benchmark since the last Annual Report. For each Fund, please provide an explanation for the change and include the benchmark for both indices for one-year.

Going forward the Trust will include an explanation for any changes in benchmarks that had occurred in the prior year and present the former indexes to meet the comparative disclosure requirements. However, the applicable disclosure was made in the Trust’s Form N-1A filing filed on March 28, 2008.

2.         On page 198, for JNL/Red Rocks Listed Private Equity Fund, Regulation S-X requires any distributions, i.e. net investment income, tax return on capital, realized gains and losses to be listed separately. A disclosure in Note 5 to the financial statements states that a portion of the Fund’s distribution was a return of capital.

The Statement of Changes in Net Assets for the year ended December 31, 2008 were revised in the June 30, 2009 semi annual report to reflect the return of capital distribution for the JNL/Red Rocks Listed Private Equity Fund. Additionally, a footnote was added to the applicable Financial Highlights indicating that the return of capital distribution was less than $.01 per share.

1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517 Toll Free: (800) 565-9044 email: susan.rhee@jackson.com

3.         The following Funds reported significant portfolio turnover in the Financial Highlights, however there is no risk disclosure in the prospectus regarding frequent trading. Consider whether additional risk disclosures are appropriate for those Funds. Please state if the risk will be added to the Funds disclosure or if not, please provide an explanation.

a)	JNL/Credit Suisse Long/Short Fund
b)	JNL/Goldman Sachs Core Plus Bond Fund
c)	JNL/JPMorgan Mid Cap Growth Fund
d)	JNL/Mellon Capital Management Bond Index Fund

The Trust has added the portfolio turnover risk disclosure for the JNL/Credit Suisse Long/Short Fund and the JNL/Goldman Sachs Core Plus Bond Fund. The Adviser believes that the high portfolio turnover for the JNL/JPMorgan Mid Cap Growth Fund and JNL/Mellon Capital Management Bond Index Fund is attributed to market conditions applicable to an isolated period of time and therefore portfolio turnover risk disclosure is not appropriate at this time. The Adviser will continue to monitor the portfolio turnover for all funds.

4.         On page 229, in the paragraph entitled “Securities Loaned,” it states the collateral maintained will be at least equal in value to the securities loaned. Please explain, as this is not the case for the following Funds:

a)	JNL/PPM America Core Equity Fund
b)	JNL/S&P Competitive Advantage Fund
c)	JNL/Select Value Fund

The appearance of under collateralization of the above Funds is attributable to timing differences. Securities on loan are marked to market at the end of each day during the calculation of net asset value. The collateral requirements are then re-evaluated and any additional collateral needs are addressed on the next business day. Appropriate collateral transactions were executed on January 2, 2009, for the funds noted above.

5.         On page 241, it is a best practice to include a statement that the examples do not reflect insurance contract expenses. Please consider adding a disclosure similar to what is disclosed in the prospectus.

A statement consistent with the Commission Staff’s recommendation will be added prospectively.

6.         On page 251, the footnote states that funds with less than six months of operating history are excluded. As a best practice, please include these funds as well.

Funds with less than six months of operating history will be included in the disclosure prospectively.

It is the Trust’s intention to respond fully to the Commission Staff’s comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 517-367-4336. Thank you for your prompt attention to this matter.

cc:	File

1 Corporate Way Lansing, MI 48951 Phone: (517) 367-4336 Fax: (517) 706-5517 Toll Free: (800) 565-9044 email: susan.rhee@jackson.com